

November 6, 2013

Via E-mail
Timothy G. Healy
Chief Executive Officer
EnerNOC, Inc.
One Marina Park Drive
Suite 400
Boston, MA 02210

> **Re:** **EnerNOC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33471**

Dear Mr. Healy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Customers

Grid Operator and Utility Customers, page 8

1.   We note from disclosure on pages 13 and 40 that sales to PJM Interconnection ("PJM") accounted for 40%, 53% and 60% of your total revenues in fiscal 2012, 2011 and 2010, respectively. In future filings, please revise this section to clarify your dependence upon sales to PJM and to discuss the material terms of your contracts with that customer. Refer to Item 101(c)(1)(vii) of Regulation S-K. Also, please advise what

consideration you have given to filing your agreements with PJM as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Part III (incorporated from the definitive proxy statement filed April 26, 2013)

Compensation Discussion and Analysis

Annual Performance-Based Bonus Awards

2012 Performance Objectives, page 30

2.   It appears that you have not disclosed the performance targets underlying your fiscal 2012 performance-based bonus awards in reliance on Instruction 4 to Item 402(b) of Regulation S-K. The targets, however, include GAAP revenue, adjusted EBITDA and earnings per share, which are all company-wide financial results publicly disclosed in your annual report. It is unclear how disclosure of historical targets, after you have already disclosed actual results for fiscal 2012, would result in competitive harm. Please advise. Alternatively, disclose in your response letter the target levels, the extent to which they were achieved and how such achievement resulted in the specific bonuses awarded. Also, confirm that you will provide a similar level of disclosure in future filings. Refer to Item 402(b)(2) of Regulation S-K. Finally, in future filings, clearly identify adjusted EBITDA as a non-GAAP financial measure and briefly explain how it is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue and Expense Components, page 39

3.   We note the annual report on your website includes a letter to shareholders that discusses several key operating metrics that appear to contribute meaningfully to understanding your business and evaluating your results of operations. For example, the letter indicates that you had $1.6 billion of contracted revenues; 5,900 C&I customers; 13,700 C&I DemandSMART sites; 24,000 – 27,000 megawatts of peak load under management (PLUM); 2,100 C&I EfficiencySMART sites; and over 500 active EfficiencySMART service products during fiscal 2012. Please tell us what consideration you gave to disclosing these key metrics for each period presented in your MD&A disclosure. Your response should also address what consideration you gave to disclosing any trends associated with these key metrics. In addition, please explain any additional metrics that you use to manage and analyze your business. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

4.   We note that your revenues from demand response services primarily consist of capacity and energy payments. Please tell us your consideration of disclosing the enrolled capacity and average payment rates for each period presented. Your response should also address what consideration you gave to disclosing any trends with respect to enrolled capacity and payment rates. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.   If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief